FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned Person Discharging Managerial Responsibility (PDMR) and his Connected Person on 18 June 2013:-

PDMR	GSK Share Option Plan
Mr P C Thomson
Exercise of option over 7,800 Ordinary shares, granted on 28
October 2003 under the GlaxoSmithKline Share Option Plan at a price of £12.68 per share, and sale of 7,800 Ordinary shares at a price of £16.81 per share.

Exercise of option over 4,820 Ordinary shares, granted on 2 December 2004 under the GlaxoSmithKline Share Option Plan at a price of £11.23 per share, and sale of 4,820 Ordinary shares at a price of £16.815 per share.

Exercise of option over 6,910 Ordinary shares, granted on 21 February 2006 under the GlaxoSmithKline Share Option Plan at a price of £14.68 per share, and sale of 6,910 Ordinary shares at a price of £16.815 per share.

Exercise of option over 6,910 Ordinary shares, granted on 20 February 2007 under the GlaxoSmithKline Share Option Plan at a price of £14.88 per share, and sale of 6,910 Ordinary shares at a price of £16.81387 per share.

Exercise of option over 6,910 Ordinary shares, granted on 19 February 2008 under the GlaxoSmithKline Share Option Plan at a price of £11.47 per share, and sale of 6,910 Ordinary shares at a price of £16.810623 per share.

Exercise of option over 6,910 Ordinary shares, granted on 17 February 2009 under the GlaxoSmithKline Share Option Plan at a price of £11.77 per share, and sale of 6,910 Ordinary shares at a price of £16.81 per share.

Exercise of option over 6,910 Ordinary shares, granted on 22 February 2010 under the GlaxoSmithKline Share Option Plan at a price of £12.035 per share, and sale of 6,910 Ordinary shares at a price of £16.81 per share.

Connected Person	GSK Share Option Plan
Mrs K Thomson
Exercise of option over 6,000 Ordinary shares, granted on 28 October 2003 under the GlaxoSmithKline Share Option Plan at a price of £12.68 per share, and sale of 6,000 Ordinary shares at a price of £16.775 per share.

Exercise of option over 1,570 Ordinary shares, granted on 2 December 2004 under the GlaxoSmithKline Share Option Plan at a price of £11.23 per share, and sale of 1,570 Ordinary shares at a price of £16.775 per share.

Exercise of option over 974 Ordinary shares, granted on 21 February 2006 under the GlaxoSmithKline Share Option Plan at a price of £14.68 per share, and sale of 974 Ordinary shares at a price of £16.775 per share.

Exercise of option over 1,005 Ordinary shares, granted on 20 February 2007 under the GlaxoSmithKline Share Option Plan at a price of £14.88 per share, and sale of 1,005 Ordinary shares at a price of £16.775 per share.

Exercise of option over 1,005 Ordinary shares, granted on 19 February 2008 under the GlaxoSmithKline Share Option Plan at a price of £11.47 per share, and sale of 1,005 Ordinary shares at a price of £16.775 per share.

Exercise of option over 1,005 Ordinary shares, granted on 17 February 2009 under the GlaxoSmithKline Share Option Plan at a price of £11.77 per share, and sale of 1,005 Ordinary shares at a price of £16.775 per share.

Exercise of option over 551 Ordinary shares, granted on 22 February 2010 under the GlaxoSmithKline Share Option Plan at a price of £12.035 per share, and sale of 551 Ordinary shares at a price of £16.775 per share.

Exercise of option over 867 Ordinary shares, granted on 22 February 2010 under the GlaxoSmithKline Share Option Plan at a price of £12.035 per share, and sale of 867 Ordinary shares at a price of £16.775 per share.

The Company and the above-mentioned persons were advised of this information on 19 June 2013.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

20 June 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 20,  2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc